Exhibit 21.1

Subsidiaries of PBT Land and Minerals, Inc.

The following table lists the subsidiaries of PBT Land and Minerals, Inc. after giving effect to the Business Combination.

Name	Jurisdiction of Organization

PBT Sub, Inc.	Texas
PBT Land and Minerals OpCo, LLC	Texas
PBT Land and Minerals FinCo, LLC	Texas
Pirate Fee MineralCo, LLC	Texas
USLG ExchangeCo, LLC	Texas
US Land Guild, LLC	Delaware